Exhibit 12.1
IPC HOLDINGS, LTD. AND SUBSIDIARIES
RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS
     Our consolidated ratios of earnings to fixed charges for each of the five fiscal years ended December 31, 2005 and the nine months ended September 30, 2006, are as follows:

	Nine months
	ended
	September	Year ended December 31,
	30, 2006	2005		2004	2003	2002	2001
	($ in thousands)
Net income (loss)	$286,434	$(623,399)		$138,613	$260,629	$157,906	$(3,933)
Preferred share dividends	12,941	2,644		—	—	—	—
Fixed charges	—	—		—	—	—	—

Ratio of earnings to combined fixed charges and preferred share dividends	22.1 : 1	(i	)	—	—	—	—

(i)	Earnings for the year ended December 31, 2005 were insufficient to cover combined fixed charges and preferred share dividends by $626.0 million.

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